Dirty Lettuce

Balance Sheet
As of November 30, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
OnPoint Checking (22)	6,421.61
OnPoint Checking (23)	62.85
OnPoint Savings (1)	7.08
Total Bank Accounts	**$6,491.54**
Other Current Assets	
Cash Rollover	356.50
Square Rollover	0.00
Total Other Current Assets	**$356.50**
Total Current Assets	**$6,848.04**
Fixed Assets	
Accumulated Depreciation	-30,554.00
Tools, machinery, and equipment	36,515.18
Total Fixed Assets	**$5,961.18**
Other Assets	
Security Deposit	5,500.00
Total Other Assets	**$5,500.00**
TOTAL ASSETS	**$18,309.22**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Gift Cards	7,592.24
Square Loan (1)	3,470.97
Tips Payable	356.50
Total Other Current Liabilities	**$11,419.71**
Total Current Liabilities	**$11,419.71**
Total Liabilities	**$11,419.71**
Equity	
Owner draws	-57,385.26
Retained Earnings	-3,210.82
Net Income	67,485.59
Total Equity	**$6,889.51**
TOTAL LIABILITIES AND EQUITY	**$18,309.22**